SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: January 2022	Commission File Number: 001-33526

NEPTUNE WELLNESS SOLUTIONS INC.

(Translation of Registrant’s name into English)

545 Promenade du Centropolis

Suite 100

Laval, Québec

Canada H7T 0A3

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Neptune Wellness Solutions Inc. (the “Company”) is furnishing as an exhibit to this Report on Form 6-K its consolidated financial statements as at March 31, 2020 and 2019 and the fiscal years then ended, and the accompanying auditors’ report on the consolidated financial statements. These consolidated financial statements were initially filed in the Company’s Form 40-F for the year end March 31, 2020 filed on June 10, 2020.

The audit report of KPMG LLP dated June 10, 2020 on the annual financial statements of the Registrant as at March 31, 2020 and 2019 and the fiscal years then ended is the same report included in the Company’s Form 40-F for the year ended March 31, 2020 except that the auditors’ permit number, which is required pursuant to applicable provincial professional standards, is omitted. In addition, KPMG LLP’s attestation report on the effectiveness of internal control over financial reporting as of March 31, 2020 is also excluded from the attached exhibit.

The Company is furnishing this Report on Form 6-K in conjunction with its filing of a Registration Statement on Form F-3 with the Securities and Exchange Commission on January 28, 2022.

The consolidated financial statements have not otherwise been amended or restated from the initial filing and the financial statements do not purport to reflect any events that may have occurred after the date the Form 40-F was initially filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE WELLNESS SOLUTIONS INC.

Date: January 28, 2022	By:	/s/ Randy Weaver
	Name:	Randy Weaver
	Title:	Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Consolidated Financial Statements as at March 31, 2020 and 2019 and the fiscal years then ended, and the accompanying auditors’ report, dated June 10, 2020